                                                               EXHIBIT 99(A)(1)
                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                         MDL INFORMATION SYSTEMS, INC.
                                      AT
                               $32 NET PER SHARE
                                      BY
                         GOLDEN GATE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                             ELSEVIER SCIENCE INC.
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           REED INTERNATIONAL P.L.C.
                                      AND
                                  ELSEVIER NV

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME,
          ON THURSDAY, APRIL 24, 1997, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS CONDITIONED UPON (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES THAT SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS AND (II) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED UPON CONSUMMATION OF THE OFFER BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND THE REGULATIONS THEREUNDER, AS WELL AS THE OTHER CONDITIONS DESCRIBED HEREIN.

  THE BOARD OF DIRECTORS OF MDL INFORMATION SYSTEMS, INC. HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF MDL INFORMATION SYSTEMS, INC., AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                                ---------------

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.01 per share (the "Shares"), of MDL Information Systems, Inc. should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

  A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

  Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Questions or requests for assistance may also be directed to the Dealer Manager at their address on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                                ---------------
                     The Dealer Manager for the Offer is:
                                LEHMAN BROTHERS
                                ---------------

March 28, 1997

                               TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
INTRODUCTION.........................................................................................    3
 1.  Terms of the Offer; Expiration Date..............................................................   4
 2.  Acceptance for Payment and Payment for Shares....................................................   5
 3.  Procedures for Accepting the Offer and Tendering Shares..........................................   7
 4.  Withdrawal Rights................................................................................   9
 5.  Certain Federal Income Tax Consequences..........................................................   9
 6.  Price Range of Shares; Dividends.................................................................  10
 7.  Certain Information Concerning the Company.......................................................  10
 8.  Certain Information Concerning Purchaser, ESI, PLC and NV........................................  13
 9.  Financing of the Offer and the Merger............................................................  14
10.  Background of the Offer; Contacts with the Company; The Merger Agreement.........................  15
11.  Purpose of the Offer; Plans for the Company After the Offer and the Merger.......................  24
12.  Dividends and Distributions......................................................................  25
13.  Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration. 25
14.  Certain Conditions of the Offer..................................................................  25
15.  Certain Legal Matters and Regulatory Approvals...................................................  26
16.  Fees and Expenses................................................................................  28
17.  Employment Agreements............................................................................  29
18.  Miscellaneous....................................................................................  29
SCHEDULE I -- DIRECTORS AND EXECUTIVE OFFICERS OF PLC, NV, ESI AND PURCHASER

To the Holders of Common Stock of
MDL INFORMATION SYSTEMS, INC.

                                 INTRODUCTION

  Golden Gate Acquisition Corp. ("Purchaser"), a Delaware corporation, a direct wholly owned subsidiary of Elsevier Science Inc. ("ESI"), a New York corporation, and an indirect wholly owned subsidiary of (i) Reed International P.L.C., a corporation organized under the laws of England ("PLC") and (ii) Elsevier NV, a corporation organized under the laws of The Netherlands ("NV"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of MDL Information Systems, Inc., a Delaware corporation (the "Company"), at a price of $32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

  Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Lehman Brothers Inc. ("Lehman"), which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), Citibank, N.A. (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 16.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  THE OFFER IS CONDITIONED UPON (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES THAT SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS (THE "MINIMUM CONDITION")) AND
(II) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED UPON CONSUMMATION OF THE OFFER BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AS WELL AS THE OTHER CONDITIONS DESCRIBED HEREIN. SEE
SECTION 14, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 23, 1997 (the "Merger Agreement"), among ESI, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of ESI. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective

Time (other than Shares held in the treasury of the Company, shares held by Purchaser, or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive $32 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 10.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares satisfying the Minimum Condition, Purchaser shall be entitled to designate a majority of the members of the Board, subject to compliance with
Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In the Merger Agreement, the Company has agreed to take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, if such vote is required under Delaware Law. See Section 11. Under the Company's Certificate of Incorporation and Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder.

  Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. In such event, ESI, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Purchaser does not acquire such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See Section 11.

  The Company has advised Purchaser that as of March 19, 1997, 8,782,265 Shares were issued and outstanding. The Company has advised Purchaser that as of March 19, 1997, the Company had duly reserved a total of 2,764,000 Shares for future issuance pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the Company's 1993 Stock Option and Restricted Stock Plan (the "1993 Plan"), of which 1,985,851 Shares are subject to outstanding grants.

  The Securities and Exchange Commission (the "Commission") has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction. Purchaser believes that Rule 13e-3 will not be applicable to the Offer or the Merger. However, no assurances can be given that the Commission will not take the position that Rule 13e-3 is applicable to the Offer or the Merger.

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, April 24, 1997, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw his, her or its Shares. See Section 4.

  Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right (but subject to the terms and conditions of the Merger Agreement), (i) to increase the price per share payable in the Offer,
(ii) to terminate the Offer and not accept for payment any Shares if the conditions to the Offer shall not be satisfied and (iii) to waive any condition or otherwise amend the Offer in any respect (subject to the limitations described below), by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. However, the Merger Agreement provides that Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) impose conditions to the Offer in addition to those set forth in Section 14, (iv) amend any other terms of the Offer in a manner adverse to the Company's stockholders. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as specified in Section 14), any Shares upon the occurrence of any of the conditions specified in Section 14(c) without extending the period of time during which the Offer is open.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

  Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the later to occur of (i) the Expiration Date, and (ii) the expiration or termination of any applicable waiting periods under the HSR Act and any applicable foreign competition and antitrust statutes and regulations. Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15 or in order to comply in whole or in part with any other applicable law.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

  On March 26, 1997, ESI filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a Pre-merger Notification and Report Form under the HSR Act with respect to the Offer. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on April 10, 1997. Prior to the expiration or termination of such waiting period, the FTC or the Antitrust Division may extend such waiting period by requesting additional information from ESI with respect to the Offer. Upon request, the waiting period under the HSR Act may be terminated prior to its expiration by the FTC and the Antitrust Division. See Section 15.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

  If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

  THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after March 28, 1997. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book- Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Share Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Share Certificates surrendered, the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

    (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three National Association of Securities Dealers Automated Quotation-- National Market System ("Nasdaq") trading days after the date of execution of such Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, ESI, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 23, 1997). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares (and such other Shares and securities) for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

  The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

  4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that tendered Shares may be withdrawn by the tendering stockholder at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn by such stockholder at any time after May 27, 1997. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, ESI, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

  5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. If, at the time of the Offer or the Merger, the Shares then exchanged have been held for more than one year, such gain or loss will be long-term capital gain or loss. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income and short-term capital gains.

  THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

  6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on The Nasdaq National Market. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on The Nasdaq National Market as reported by the Dow Jones News Service.

                                                                 HIGH     LOW
                                                                ------- -------
   Fiscal year ending March 31, 1995:
     First Quarter............................................. $ 8.625 $ 6.375
     Second Quarter............................................   8.000   5.250
     Third Quarter.............................................   9.000   6.625
     Fourth Quarter............................................  13.500   8.000
   Fiscal year ending March 31, 1996:
     First Quarter............................................. $15.125 $11.250
     Second Quarter............................................  18.875  14.250
     Third Quarter.............................................  26.250  15.625
     Fourth Quarter............................................  23.750  17.875
   Fiscal Year ending March 31, 1997:
     First Quarter............................................. $32.250 $20.875
     Second Quarter............................................  33.250  26.250
     Third Quarter.............................................  31.625  14.000

  The Company historically has not declared dividends.

  On March 21, 1997, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share as reported on The Nasdaq National Market was $17.25.

  STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser, ESI, nor any of their respective affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, ESI or their respective affiliates.

  General. The Company is a Delaware corporation with its principal executive offices located at 14600 Catalina Street, San Leandro, California 94577. The Company and its subsidiaries supply scientific information management software, chemical information databases and related services to the pharmaceutical, biotechnology, agrochemical and chemical industries. The Company's software and database products are designed to enable its customers to discover and develop new products more rapidly by allowing users to access and use scientific information more effectively. The Company pioneered the development of scientific information management software based upon the standard graphical representation of chemical compounds and currently offers a broad range of scientific information management software and chemical information databases.

  Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the audited financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (the "Form 10-K") and the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, 1995 and 1994 (the "10-Q's"). More comprehensive financial information is included in the Form 10-K, the 10-Q's and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial Statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth at the end of this Section 7.

                         MDL INFORMATION SYSTEMS, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FISCAL YEAR ENDED MARCH
                                                                 31,
                                                       ------------------------
                                                        1996     1995    1994
                                                       -------  ------- -------
INCOME STATEMENT DATA:
  Revenues............................................ $61,506  $50,951 $43,381
  Gross profit........................................  51,923   42,226  37,017
  Operating income....................................  10,339    4,280   3,377
  Income before income taxes..........................  10,982    4,660     723
  Net income..........................................  12,425    3,968      37
  Average number of shares outstanding (as adjusted to
   give effect to stock dividends or stock splits)....   9,239    8,317   8,200
  Net income per share................................ $  1.34  $   .48 $   .00
BALANCE SHEET DATA:
  Current Assets...................................... $36,409  $24,966 $19,744
  Deferred Income tax.................................  (2,556)     --      --
  Total Assets........................................  57,132   42,182  34,151
  Current Liabilities.................................  20,547   18,128  15,984
  Noncurrent Portion of Long-Term Debt................     --     1,900     --
  Stockholders' Equity................................  36,585   22,154  18,167
                                                          NINE MONTHS ENDED
                                                            DECEMBER 31,
                                                       ------------------------
                                                        1996     1995    1994
                                                       -------  ------- -------
INCOME STATEMENT DATA:
  Revenues............................................ $53,008  $44,601 $36,809
  Gross profit........................................  44,106   37,478  30,446
  Operating income....................................   7,932    7,430   2,686
  Income before income taxes..........................   9,156    7,953   2,864
  Net income..........................................   8,189    7,068   2,231
  Average number of shares outstanding (as adjusted to
   give effect to stock dividends or stock splits)....   9,593    9,172   8,200
  Net income per share................................ $   .85  $   .77 $   .27
BALANCE SHEET DATA:
  Current Assets...................................... $32,315  $27,587  14,765
  Deferred Income tax.................................  (2,556)     --      --
  Total Assets........................................  58,554   44,891  32,418
  Current Liabilities.................................  12,220   14,014  10,137
  Noncurrent Portion of Long-Term Debt................     --       --    1,900
  Stockholders' Equity................................  46,334   30,877  20,381

  In connection with the Purchaser's and ESI's review of the Company and in the course of the negotiations between the Company and the Purchaser and ESI described in Section 10, the Company provided those parties with certain business and financial information which ESI and Purchaser believe is not publicly available. The Company provided the Purchaser and ESI with financial forecasts in which the Company estimated its fiscal 1998 revenues could be approximately $85 million and its fiscal 1998 operating income could be approximately $14.8 million.

  PROJECTED INFORMATION OF THIS TYPE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO THE PURCHASER AND ESI BY THE COMPANY. NONE OF ESI, PURCHASER, THE COMPANY, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OTHER PARTY ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS.

  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the Commission's world-wide web site at http://www.sec.gov.

  8. CERTAIN INFORMATION CONCERNING PURCHASER, ESI, PLC AND NV. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 200 Park Avenue, 17th Floor, New York, NY 10166. Purchaser is a direct wholly owned subsidiary of ESI.

  Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

  ESI is a New York corporation, with its principal office at 655 Avenue of the Americas, New York, NY 10010. ESI's principal business is the publication of scientific journals and provision of information services.

  PLC is a corporation organized under the laws of England, with its principal office at 6 Chesterfield Gardens, London W1A1EJ, England. PLC's principal business is scientific, professional, business to business and consumer publishing and information services.

  NV is a corporation organized under the laws of The Netherlands, with its principal office at Van de Sande Bakhuyzenstraat 4, 1061 AG Amsterdam, The Netherlands. NV's principal business is scientific, professional, business to business and consumer publishing and information services.

  The combination of PLC, NV, their jointly owned subsidiaries Reed Elsevier plc and Elsevier Reed Finance BV (together referred to as "Reed Elsevier") form one of the world's largest publishing and information providers.

  The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and ESI and certain other information are set forth in
Schedule I hereto.

  Neither ESI, PLC, NV or Purchaser nor, to the best knowledge of Purchaser, ESI, PLC, NV, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, ESI, PLC, NV or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither ESI or Purchaser nor, to the best knowledge of Purchaser and ESI, any of the persons or entities referred to above nor any director, executive officer or subsidiary of ESI, PLC, NV or Purchaser has effected any transaction in the Shares during the past 60 days.

  Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase, to the best of their knowledge, none of ESI, PLC, NV, Purchaser or any of their respective subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. To the best of their knowledge and except as set forth in this Offer to Purchase, none of Purchaser, PLC, NV and ESI, nor any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Set forth below in Section 10 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser, PLC, NV, ESI, or any of their respective subsidiaries or any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  The Reed Elsevier combined audited balance sheet and the related combined statements of income, total recognized gains and losses, changes in combined shareholders' equity and cash flows for the three years ended December 31, 1996, 1995 and 1994 are contained in Item 19 of the combined Reed Elsevier annual report for the year ended December 31, 1996 filed with the Commission (the "Annual Report") and are hereby incorporated by reference. A copy of the Annual Report may be obtained by: (i) writing to PLC at 6 Chesterfield Gardens, London W1AEJ, England, attention: Corporate Secretary, (ii) writing to NV at Van de Sande Bakhuyzenstraat 4, 1061 AG Amsterdam, The Netherlands, attention: Corporate Secretary, (iii) mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or (iv) down-loading such report from the Commission's world-wide web site at http://www.sec.gov. Summary financial information can also be obtained from the Reed Elsevier world-wide web site at http://www.reed-elsevier.com. Information obtained at such world-wide web site shall not be deemed to be part of this Offer to Purchase. Additionally, the Annual Report may be inspected at the Commission's offices.

  9. FINANCING OF THE OFFER AND THE MERGER. The total amount of funds required by Purchaser to consummate the Offer and the Merger is estimated to be approximately $284 million, including approximately $3 million to pay related fees and expenses but excluding amounts payable by the Company with respect to options granted pursuant to the 1993 Plan (based on 8,782,265 Shares outstanding and 1,985,851 options for Shares outstanding as of March 19,
1997). Purchaser will obtain all of such funds from ESI, PLC, NV or one of their respective affiliates. ESI and its affiliates will provide such funds from working capital.

  10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT. In late 1994, Peter Shepherd, Managing Director of Elsevier Science S.A., an affiliate of ESI, met with representatives of the Company at the Company's principal offices in San Leandro, California, regarding a possible collaboration between the Company and ESI in the area of database development. No firm proposals resulted from this meeting.

  In May 1996, ESI was contacted on behalf of the Company by Goldman who indicated that the Company wished to explore the possibility of an acquisition of the Company by ESI and that the Company was simultaneously approaching other possible acquirors. On May 22, 1996, Edward Reiner of ESI and Mr. Shepherd met with representatives of Goldman and Steven Goldby and John Hanlon, the Company's Chief Executive Officer and Senior Vice President -
 Finance, respectively, to discuss a potential transaction.

  On June 14, 1996, Mr. Shepherd sent a letter to Goldman indicating that ESI was interested in pursuing discussions with a view to acquiring a majority stake in the Company. Goldman responded on June 18, 1996, acknowledging the receipt of the expression of interest and indicating that ESI was to be considered one of the prospective bidders for the acquisition of the Company.

  Between June 18, 1996 and early July 1996, Mr. Reiner had several telephonic conversations with Goldman concerning the bidding process and the desire of the Company to obtain a bid that would represent a substantial premium to the then-current trading price for the Shares.

  ESI submitted an informal and non-binding proposal to acquire the Company which was rejected by the Company. On July 29, 1996, a representative of Goldman informed Mr. Reiner by telephone that the auction process was being terminated because of the lack of an adequate bid, and that the Company was no longer interested in a possible transaction unless an adequate bid was submitted.

  From September through November of 1996, Mr. Reiner maintained occasional contact with Goldman regarding the Company. On November 25, 1996, Mr. Shepherd and Mr. Goldby met at Mr. Shepherd's offices at Elsevier Science S.A. in Switzerland to discuss ESI and the Company and the strategic fit between the two companies.

  In late January and early February, ESI held several meetings in New York with Lehman to discuss the background surrounding the prior sale process concerning the Company and engaged Lehman to provide advice in connection with the reinitiation of discussions with the Company regarding a possible sale of the Company to ESI.

  On February 12, 1997, at the invitation of Mr. Shepherd, Messrs. Goldby and Hanlon and Thomas Jones, the Company's President and Chief Operating Officer, met in the San Francisco Bay Area with Mr. Shepherd, Messrs. Spruijt, Jobsis and Nientker of Elsevier Science B.V., and Russell White, President of ESI, to discuss a possible transaction between the Company and ESI. Following this meeting, the Company and ESI scheduled due diligence meetings for the week of February 24, 1997.

  Between February 24 and February 28, 1997, ESI conducted a due diligence investigation of the Company. During this week, various representatives of ESI and the Company, together with their respective legal and financial advisors, met to discuss the business and financial condition of the Company.

  On February 27, 1997, ESI's legal counsel, Wilson Sonsini Goodrich & Rosati ("WSGR") submitted to the Company for its review a draft term sheet outlining the terms of a possible acquisition of the Company by ESI. The draft term sheet did not set forth a price for the possible acquisition.

  During the following week, representatives of ESI and the Company had several telephone conversations. On March 5, 1997, several discussions took place between Mr. Goldby and senior management of ESI. The discussions initially focused on the prior week's due diligence and the strategic fit of ESI and the Company and then focused on process, timing, and price for the possible transaction. Mr. Spruijt indicated that subject to further due diligence, and further subject to board approval, ESI was prepared to commence an all cash tender offer for the Company at a price of $27 per Share. Mr. Goldby initially suggested that ESI send a team back to California to commence negotiations on March 8, 1997, but subsequently called ESI to say that a second bidder was conducting due diligence and that the Company could not commence negotiations until the other bidder had completed its due diligence investigations.

  Over the next several days, representatives of Lehman and Goldman discussed the sale process and timing, and ESI's continuing level of interest in the Company. On March 12, 1997, Mr. Goldby called Mr. Spruijt to inquire about ESI's interest in the Company and indicated that the second bidder was planning to submit a proposal to acquire the Company later that day and that the Company's board would meet the following day to evaluate both proposals with the intention of selecting one bidder for continued negotiations.

  On March 14, 1997, Mr. Nientker called Mr. Goldby to inquire as to the status of the process and Mr. Goldby said the Company's board had directed Goldman to contact Lehman as well as advisors for the other bidder to discuss process. Shortly thereafter, representatives of Goldman called representatives of Lehman to request that ESI submit a final offer, accompanied with a draft definitive agreement containing proposed terms and conditions, by March 16, 1997 at 5:00 p.m.

  On March 15, 1997, Mr. Nientker called Mr. Goldby to discuss the process outlined the previous day by Goldman. Mr. Goldby and Mr. Nientker discussed the price and other terms of ESI's previous proposal. In discussing price, Mr. Goldby stated that the second bidder had offered a higher amount for the Company than ESI.

  Subsequent to the discussion between Messrs. Nientker and Goldby, ESI and representatives of Lehman and WSGR discussed the current status of the sale process, ESI's current proposal, and bidding strategy. As a result of these discussions, ESI directed WSGR to submit a revised bid to Goldman the following day reflecting an increase in the offer price to $29 per share.

  On March 16, WSGR delivered to Goldman, on ESI's behalf, a revised bid of $29 per Share, together with a draft acquisition agreement.

  On March 18, Mr. Nientker called Mr. Goldby to inquire as to the status of ESI's bid. Mr. Goldby informed Mr. Nientker that the Company's board had convened and instructed management to proceed with the offer presented by the second bidder. On March 19, Mr. Goldby called Mr. Spruijt to discuss the possibility of commercial arrangements between ESI and the Company. Mr. Spruijt indicated that ESI was not interested in such a discussion at that time.

  On March 20, Mr. Spruijt sent the following letter to the Company's board of directors:

The Board of Directors of
MDL Information Systems, Inc.
14600 Catalina Street
San Leandro, CA 94577
U.S.A.

Amsterdam, March 20th, 1997

Dear Board Members,

We were disappointed that the Board of Directors of MDL Information Systems, Inc. has elected to terminate the negotiation process regarding our proposal to acquire the Company. As we have indicated to your advisors, we remain flexible regarding all aspects of our previous fully-financed cash proposal. Specifically, we are prepared to offer a price in excess of the range of $28-31 per share that was previously discussed. In addition, we remain open to discussing the terms and structure of our proposal, including the lock-up option and conditions to closing. We believe that we can consummate a transaction quickly and efficiently.

We would like very much to enter into immediate discussions with the Company and its advisors. We stand ready to meet at any time, at any place to continue our discussions. Our legal and financial advisors will also be available as necessary.

We look forward to exploring ways to preserve the Company's culture and to recognize the past and future contributions of your talented team who are key to the Company's success. Obviously, we will want to work together with the Company's management in formulating suitable compensation plans and targets.

As we believe that a negotiated transaction would be the best way for the Company to maximize shareholder value, we ask that the Board of Directors consider our request to meet promptly so that we may negotiate and announce our transaction. We have considered with our advisors all legal and other requirements relating to a transaction and do not foresee any difficulties in completing the prompt acquisition of the Company.

We look forward to hearing from you soon.

Very truly yours,

/s/ Herman P. Spruijt
-------------------------------------
Herman P. Spruijt
Chairman

  Subsequently, on March 20, 1997, Larry Sonsini of WSGR called the Company's counsel and Paul Parker of Lehman called representatives of Goldman to discuss the letter sent by ESI. A representative of Goldman then called Mr. Sonsini to discuss the terms of ESI's revised offer. Later that day, WSGR submitted a term sheet on behalf of ESI to Mr. Hachigian proposing an all cash tender offer for the Company at a price of $32 per Share.

  On March 21, 1997 Goldman informed WSGR and Lehman that the Company was prepared to negotiate a definitive agreement with ESI the next day.

  On Saturday, March 22, 1997 representatives of ESI, WSGR, Lehman, the Company and the Company's legal counsel negotiated a definitive agreement and all ancillary documents. In the evening of March 22, the Company's board of directors held a telephonic board meeting during which they reviewed and unanimously approved the Offer and the Merger. The definitive agreements were signed on behalf of ESI and the Company early in the morning of March 23, 1997.

THE MERGER AGREEMENT

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser and ESI with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 hereof. Purchaser and ESI have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in Section 14 hereof, changes the form of consideration payable in the Offer or amends any other material terms of the Offer in a manner adverse to the Company's stockholders.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "Surviving Corporation") and will become a direct or indirect wholly owned subsidiary of ESI. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, ESI or any direct or indirect wholly owned subsidiary of ESI or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be automatically converted into, and exchanged for, the right to receive the Merger Consideration.

  Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall be amended to contain the substantive provisions of the Certificate of Incorporation of Purchaser as in effect at the Effective Time.

  Agreements of ESI, Purchaser and the Company. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement, the Merger, and any other actions contemplated thereby which require the approval of the Company's stockholders (the "Stockholders' Meeting"). If Purchaser acquires a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

  The Merger Agreement provides that the Company will, if necessary, as soon as practicable at such time and place designated by Purchaser or ESI, file with the Commission under the Exchange Act, and use its best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and will cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has agreed, subject to its fiduciary duties under applicable law as advised by counsel, to include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company approve and adopt the Merger Agreement and the Merger and to use its best efforts to obtain such approval and adoption. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, ESI, Purchaser and the Company agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Delaware Law.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed to carry on the businesses of the Company and its subsidiaries, between the date of the Merger Agreement and the Effective Time or such time as ESI's designees shall constitute a majority of the Board of Directors of the Company, unless ESI shall otherwise agree diligently and in accordance with good commercial practice, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform in all material respects other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. The Merger Agreement provides that, except as permitted by the terms of the Merger Agreement, neither the Company nor any subsidiary will do any of the following, without the prior written consent of
ESI: (a) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; (b) grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement and as previously disclosed in writing, or adopt any new severance plan; (c) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company's intellectual property or other proprietary rights, or enter into grants to future patent rights, other than in the ordinary course of business, consistent with past practice; (d) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (e) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date of the Merger Agreement; (f) issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock, or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of Shares, pursuant to the exercise of stock options therefor outstanding as of the date of the Merger Agreement; (g) cause, permit or propose any amendments to any charter document or Bylaw; (h) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances; (i) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice; (j) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others;
(k) adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures; (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business; (m) make any grant of exclusive rights to any third party; or (n) agree in writing or otherwise to take any of the actions described in (a) through (m) above.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition, and from time to time thereafter, ESI will be entitled to designate a majority of the members of the Company's Board of Directors. The Merger Agreement also provides that the Company shall, upon request by ESI, promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or secure the resignations of such number of directors as is necessary to enable ESI's designees to be elected to the Board of Directors and shall cause ESI's designees to be so elected.

  The Merger Agreement provides that following the election or appointment of ESI's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company or any extension by the Company of the time for the performance of or waiver of any of the obligations or other acts of ESI or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were not designated by ESI.

  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause its subsidiaries, officers, directors, employees and agents to, afford the officers, employees and agents of ESI, Purchaser and their affiliates and the attorneys, accountants, banks, other financial institutions and investment banks working with ESI or Purchaser, and their respective officers, employees and agents, complete access at all reasonable times to its officers, employees, agents, properties, books, records and contracts, and shall furnish ESI, Purchaser and their affiliates and the attorneys, banks, other financial institutions and investment banks working with ESI or Purchaser, all financial, operating and other data and information as they reasonably request.

  The Company has agreed that, until the earlier of the Effective Time or termination of the Merger Agreement, it and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of, any proposals or offers by any person, entity or group (other than ESI and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning the Company or any of its subsidiaries to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than ESI and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to the Company. Under the Merger Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Merger Agreement), (ii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Company has also agreed that it will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Pursuant to the Merger Agreement, the Company will (i) notify ESI as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and
(ii) as promptly as practicable notify ESI of the terms and conditions of any such Acquisition Proposal. In addition, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, the Company and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than ESI); provided, however, that nothing in the Merger Agreement shall prohibit the Company' Board of Directors from taking and disclosing to the Company' stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the foregoing, the Merger Agreement provides that, prior to consummation of the Offer, the Company may, to the extent the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and furnish information to any person, entity or group after such person, entity or group has delivered to the Company in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of the Company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the stockholders of the Company from a financial point of view and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the Company (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "Superior Proposal"). In the event the Company receives a Superior Proposal, nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of the Company from recommending such Superior Proposal to the Company's stockholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; provided, however, that the Company shall not recommend to its stockholders a Superior Proposal for a period of not less than 48 hours after ESI's receipt of a copy of such Superior Proposal (or a description of the terms and conditions thereof, if not in writing). Notwithstanding anything to the contrary in the Merger Agreement, the Company will not provide any non-public information to a third party unless the Company provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement and such non-public information has been previously delivered to ESI.

  Pursuant to the Merger Agreement, upon the Effective Time, each of the options then outstanding under the 1993 Plan (the "Options") shall terminate and be converted into a right to receive quarterly cash payments (the "Option Payments") from the Surviving Corporation. With respect to each Option, the amount of the Option Payment for each calendar quarter shall be equal to the product of (a) the Merger Consideration minus the exercise price per Share of such Option multiplied by (b) the number of shares for which such Option would have become exercisable during such quarter if such Option had not been terminated. The Option Payment for a quarter shall be made to the holder of the Option (or his or her successors) not later than 15 days following the close of such quarter. In the case of Options that are exercisable upon the Effective Time, or would have become exercisable at the Effective Time as a result of the transactions contemplated by the Merger Agreement (including, without limitation, all Options held by the non-employee directors of the Company), the Option Payment shall be made upon the Effective Time. The provisions of the 1993 Plan and the applicable stock option agreement shall control in determining when an Option would have become exercisable and to what extent an Option is forfeited in the event that the holder's service with the Company terminates.

  Pursuant to the Merger Agreement, the Purchaser and ESI have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or similar organizational documents) or existing indemnification contracts as filed with the Commission shall survive the Merger and shall continue in full force and effect in accordance with their terms. For six years from the Effective Time, ESI shall, unless ESI agrees in writing to guarantee the indemnification obligations set forth in the Merger Agreement, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to ESI); provided, however, that in no event shall ESI be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which the Company represents is not more than $250,000; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, ESI shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement (including consummation of the Offer and the Merger) and to cooperate with each other in connection with the foregoing. In addition the Merger Agreement provides that, each of the parties to this Agreement agrees to use (i) all reasonable efforts to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases, licenses and other contracts, and (ii) all reasonable efforts to obtain all necessary consents, approvals and authorizations as required to be obtained under any federal, state or foreign law or regulations, including, but not limited to, those required under the HSR Act, to defend all lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby, to effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act and submissions of information requested by Governmental Entities, and to fulfill all conditions to the Merger Agreement.

  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable efforts to take all such action.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, real property and leases, intellectual property, environmental matters, and material contracts.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by Delaware Law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) Shares shall have purchased pursuant to the Offer; and (d) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or order shall be in effect which would (i) make the acquisition or holding by ESI or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (ii) prohibit ESI's or Purchaser's ownership or operation of, or compel ESI or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of Purchaser, the Company or any subsidiary thereof, (iii) compel ESI, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of ESI or any of its subsidiaries or the Company or any of its subsidiaries, (iv) impose material limitations on the ability of ESI or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (v) impose any material condition to the Offer, the Merger Agreement or the Merger, which would be adverse to ESI.

  Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of ESI and the Company; (b) by ESI or the Company if (i) the Offer shall be terminated or expire without any Shares having been purchased pursuant to the Offer; provided, however, that a party shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations thereunder or (ii) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree or ruling or shall have taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by ESI (i) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; (iii) if the Company shall have failed to include in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") the recommendation of the Board of Directors of the Company that the stockholders of the Company accept the Offer; (iv) prior to the purchase of Shares pursuant to the Offer, in the event that any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares shall not have expired or been terminated, or the Minimum Condition shall not be satisfied; or (v) at any time on or after the date of the Merger Agreement, any of the following events shall have occurred: (A) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement,
(2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by ESI, Purchaser, the Company or any of their respective Subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of ESI, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger, (5) result in a material diminution in the benefits expected to be derived by ESI or Purchaser as a result of the transactions contemplated by the Offer or the Merger Agreement, or (6) impose any material condition to the Offer, the Merger Agreement or the Merger which would be adverse to ESI; or (B) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Merger Agreement or any representation or warranty of the Company in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (C) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to ESI or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or (D) the Merger Agreement shall have been terminated in accordance with its terms; or (E) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or (F) the Employment Agreements of Steven D. Goldby and Thomas D. Jones shall not be in full force and effect other than by reason of their respective deaths or incapacities; or (vi) if the Company is in material breach of any of its covenants or obligations under this Agreement, or any representation or warranty of the Company contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (d) by the Company, (i) if the Offer shall not have been commenced or ESI or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within ten business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement; (ii) if the Board of Directors of the Company has resolved to, and in fact does, recommend to the Company's Stockholders that they accept a Superior Proposal, provided that all the provisions of the Merger Agreement with respect to Superior Proposals have been fully complied with, and provided further that the Company shall have paid to ESI the Initial Break-up Fee (as defined below); or (iii) prior to the purchase of Shares pursuant to the Offer, if ESI or Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of ESI or Purchaser contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect.

  The Merger Agreement provides that the Company shall pay to ESI, in same day funds, upon demand an amount equal to $1,500,000 (the "Initial Break-Up Fee") in the event that (a) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (b) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; (c) the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board of Directors of the Company that the stockholders of the Company accept the Offer. In addition, the Company shall pay to ESI, in same day funds, upon demand an amount equal to $6,500,000 if within a six-month period following the occurrence of any of the events set forth in (a), (b) and (c) above, the Company shall consummate any merger, consolidation or sale of all or substantially all of its assets; or any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), shall beneficially own (as that term is used in Section 13(d)(3) of the Exchange Act), or shall have acquired, 50% or more of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire 50% or more of the Shares. The above fees shall not be deemed (either individually or together) to be liquidated damages, and the right to the payment of such fees shall be in addition to (and not a maximum payment in respect of) any other damages or remedies at law or in equity to which ESI or Purchaser may be entitled as a result of the Company's violation or breach of any term or provision of the Merger Agreement.

  11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE
MERGER.

  Purpose of the Offer. The purpose of the Offer and the Merger is for ESI to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for ESI to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of ESI. The Offer is being made pursuant to the Merger Agreement.

  Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

  In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required. ESI and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby at any such meeting.

  If Purchaser purchases Shares sufficient to satisfy the Minimum Condition to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser's ownership of Shares following such purchase. See Section 10. Purchaser expects that such representation would permit Purchaser to exert control over the Company's conduct of its business and operations.

  Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, without a vote of the Company's stockholders. In such event, ESI, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Purchaser does not acquire such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors.

  The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction. Purchaser believes that Rule 13e-3 will not be applicable to the Offer or the Merger. However, no assurances can be given that the Commission will not take the position that Rule 13e-3 is applicable to the Offer or the Merger.

  Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted. ESI will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. ESI intends to seek additional information about the Company during this period. Thereafter, ESI intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing realization of the Company's potential in conjunction with ESI's businesses. It is expected that the business and operations of the Company would form an important part of ESI's future business plans.

  As more fully described in Section 17 hereof, ESI intends to enter into employment agreements with certain key employees of the Company.

  Except as indicated in this Offer to Purchase, ESI does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any Subsidiary, a sale or transfer of a material amount of assets of the Company or any Subsidiary or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Board or the Company's management.

  12. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of ESI, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

  13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

  ESI intends to cause the delisting of the Shares by The Nasdaq National Market and the termination of registration of the Shares pursuant to Rule 12g-4 under the Exchange Act following consummation of the Offer.

  14. CERTAIN CONDITIONS OF THE OFFER. The Merger Agreement provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase or pay for, or may terminate or amend the Offer and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) under the Exchange Act (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any Shares tendered pursuant to the Offer if (a) any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; (b) the Minimum Condition is not satisfied; or (c) at any time on or after the date of the Merger Agreement, any of the following events shall have occurred: (i) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement, (2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by ESI, Purchaser, the Company or any of their respective subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of ESI, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger, (5) result in a material diminution in the benefits expected to be derived by ESI or Purchaser as a result of the transactions contemplated by the Offer or the Merger Agreement, or (6) impose any material condition to the Offer, the Merger Agreement or the Merger which would be adverse to ESI; (ii) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Merger Agreement or any representation or warranty of the Company in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (iii) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to ESI or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or (iv) the Merger Agreement shall have been terminated in accordance with its terms; or (v) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or (vi) the Employment Agreements of Steven D. Goldby and Thomas D. Jones shall not be in full force and effect other than be reason of their respective deaths or incapacities.


  The Merger Agreement provides that the foregoing conditions are for the sole benefit of ESI, Purchaser and their affiliates and may be asserted by ESI or Purchaser regardless of the circumstances (including any action or inaction by ESI or Purchaser or any of their affiliates) giving rise to such condition. All the foregoing conditions may be waived by ESI or Purchaser in whole or in part at any time and from time to time in the sole discretion of ESI or Purchaser. The failure by ESI or Purchaser at any time to exercise its rights with respect to the foregoing conditions shall not be deemed a waiver of any such condition, and each condition shall be deemed an ongoing condition with respect to which ESI or Purchaser may assert its rights at any time and from time to time.

  15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

  General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to ESI and discussions of representatives of ESI with representatives of the Company during ESI's investigation of the Company (see Section 10), neither Purchaser nor ESI is aware of any license or other regulatory permit that appears to be material to the business of the Company and the subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in Section 14 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or ESI or that certain parts of the businesses of the Company, Purchaser or ESI might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 15. See Section 14.

  State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Section 203 is inapplicable to the Offer and the Merger.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

  Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See Section 2.

  Pursuant to the HSR Act, on March 26, 1997, ESI filed a Pre-merger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by ESI. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on April 10, 1997, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the Antitrust Division were to request additional information or documentary material from ESI and/or the Company with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by ESI and the Company with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the extended period expires on or before the date when the initial 15-day period would otherwise have expired, or unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 2 and Section 14.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of ESI, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to ESI relating to the businesses in which ESI, the Company and their respective subsidiaries are engaged, ESI and Purchaser believe that the Offer and the Merger will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 for certain conditions to the Offer.

  16. FEES AND EXPENSES. Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

  Lehman has been retained on an exclusive basis to render financial advisory services in connection with the Offer and the Merger. In addition, Lehman has been engaged to act as Dealer Manager in connection with the Offer. Lehman will be paid $2 million in connection with such engagements upon successful completion of the transactions contemplated by the Merger Agreement. Lehman will also be reimbursed for its reasonable fees and expenses and has been granted customary indemnity.

  MacKenzie Partners, Inc. has been retained to serve as the Information Agent in connection with the Offer. The Information Agent will be paid approximately $7,500 in fees for its services, will be reimbursed for reasonable out-of-pocket expenses and has been provided with customary indemnity. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph or personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

  Citibank, N.A. has been retained as the Depository in connection with the Offer. The Depository will be paid reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses in connection therewith and has been provided with customary indemnity for certain liabilities and expenses in connection therewith. In addition, brokers, dealers, commercial banks and trust companies will be reimbursed for customary handling and mailing expenses incurred by them in forwarding material to their customers.

  17. EMPLOYMENT AGREEMENTS. Contemporaneously with the execution of the Merger Agreement on March 23, 1997, the Company and each of Steven D. Goldby, Thomas D. Jones, John J. Hanlon and Dan E. Kingman (collectively with John Priestley, the "Employees") entered into employment agreements (the "Employment Agreements"). Messrs. Goldby, Jones, Hanlon and Kingman currently serve as the Company's Chief Executive Officer, President and Chief Operating Officer, Senior Vice President and Chief Financial Officer and Vice President of Human Resources, respectively. With the exception of Mr. Goldby's three year term, each of the Employment Agreements is for a two year term. The Employment Agreements are automatically extended for additional one-year periods unless six months' advance notice of non-renewal is given by either party. The Employment Agreements provide for an annual salary ($360,000 for Mr. Goldby, $285,000 for Mr. Jones, $165,000 for Mr. Hanlon and $134,000 for Mr. Kingman) as well as an annual car allowance ($15,000 for Mr. Goldby, and $12,000 for each of the other Employees). Each Employment Agreement contemplates an annual bonus based on the Company's achievement of certain milestones. In addition, the Employment Agreements provide for a retention bonus that is due and payable to each Executive Officer upon the consummation of the Offer in an amount equal to the Executive Officer's annual salary (with the exception of Mr. Kingman, whose retention bonus is $50,000).

  The Company and John Priestley, the Company's Senior Vice President of Sales and Services, have reached an understanding with respect to the principal terms of a two-year employment agreement (the "Proposed Employment Agreement"). The Proposed Employment Agreement will automatically extend for additional one-year periods unless six months' advance notice of non-renewal is given by either party. The Proposed Employment Agreement provides for an annual salary of $180,000, a $12,000 annual car allowance and a bonus not in excess of $20,000 due and payable quarterly based on sales objectives. In addition, the Proposed Employment Agreement provides for a retention bonus of $50,000 that is due and payable to Mr. Priestley upon the consummation of the Offer.

  The Employment Agreements provide for severance benefits in the event that an Employee's employment is terminated during the term of the Employment Agreement or the Proposed Employment Agreement by the Company without cause or in the event that an Employee resigns after a material reduction in his responsibility, a reduction in his compensation in excess of 10%, or a relocation in excess of 35 miles. The severance benefits include continuation of salary, bonus and health care coverage for 24 months and full vesting of all remaining payments attributable to options held by the Employee at the time of the Merger. In addition, under the terms of the Proposed Employment Agreement, in the event that Mr. Priestley's employment is terminated by the Company without cause or he resigns for any of the reasons set forth in the first sentence of this paragraph at the end of his two-year employment term or at any time prior to the third anniversary of the consummation of the Offer, then Mr. Priestley's severance benefits will also include full vesting of all remaining payments attributable to options held by Mr. Priestley at the time of the Merger. This description of the Employment Agreements and the Proposed Employment Agreement is qualified in its entirety with reference to the Employment Agreements and the Proposed Employment Agreement (which has not yet been executed and is subject to further negotiation) which have been filed as exhibits hereto and are incorporated herein by reference in their entirety.

  18. MISCELLANEOUS. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, ESI and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the Commission).

                                          Golden Gate Acquisition Corp.

March 28, 1997